Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
UNIVERSAL CORPORATION

	Fiscal Year Ended March 31,
	2011	2010	2009	2008	2007
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$234,265	$234,252	$176,606	$166,782	$120,642
Fixed charges (net of interest capitalized)	27,845	29,226	40,797	48,014	59,376
Distribution of earnings from unconsolidated affiliates	—	11,983	8,680	9,189	7,878
Total Earnings	$262,110	$275,461	$226,083	$223,985	$187,896
Fixed Charges and Preference Dividends
Interest expense	$23,058	$24,210	$35,631	$41,908	$53,794
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	1,260	1,837	948	1,767	1,697
Interest component of rent expense	3,527	3,179	4,218	4,339	3,885
Total Fixed Charges	27,845	29,226	40,797	48,014	59,376
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,846	22,846	22,592
Total Fixed Charges and Preference Dividends	$50,691	$52,072	$63,643	$70,860	$81,968
Ratio of Earnings to Fixed Charges	9.41	9.43	5.54	4.66	3.16
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.17	5.29	3.55	3.16	2.29